  Exhibit 99.1

NXT ENERGY SOLUTIONS INC.

Consolidated Financial Statements
For the year ended
December 31, 2018

KPMG

KPMG LLP
205 5th Avenue SW
Suite 3100
Calgary AB
T2P 4B9
Telephone (403) 691-8000
Fax (403) 691-8008
www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors NXT Energy Solutions Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of NXT Energy Solutions Inc. (the "Company") as of December 31, 2018 and 2017, the related consolidated statements of income (loss) and comprehensive income (loss), changes in shareholders' equity and cash flows for each of the years in the three year period ended December 31, 2018, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of operations and its cash flows for each of the years in the three year period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company's current and forecasted cash position is not expected to be sufficient to meet its obligations for the 12 months period beyond the date that these financial statements have been issued. These conditions, along with other matters as set forth in Note 1, indicate the existence of a material uncertainty that casts substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. These consolidated financial statements do not included any adjustment that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (PCAOB) (United States) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. KPMG Canada provides services to KPMG LLP.

KPMG

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company's auditor since 2006

Chartered Professional Accountants

KPMG LLP

Calgary, Canada
April 1, 2019

2

NXT ENERGY SOLUTIONS INC.
Consolidated Balance Sheets
 (Expressed in Canadian dollars)

	December 31,	December 31,
	2018	2017
Assets
Current assets
Cash and cash equivalents	$339,532	$166,618
Short-term investments (Note 3)	3,900,000	950,000
Accounts receivable	61,279	60,027
Prepaid expenses	65,159	107,363
	4,365,970	1,284,008
Long term assets
Deposits (Note 4)	560,341	518,765
Property and equipment (Note 5)	683,157	778,685
Intellectual property (Note 6)	19,654,800	21,339,533
	$25,264,268	$23,920,991
Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities (Note 7)	$499,535	$1,562,394
Income taxes payable	-	201
Current portion of capital lease obligation (Note 8)	42,603	39,579
	542,138	1,602,174
Long-term liabilities
Capital lease obligation (Note 8)	42,515	85,118
Other liabilities (Note 16)	362,368	517,669
Asset retirement obligation (Note 9)	26,778	56,702
Deferred charges (Note 16)	79,000	81,919
	510,661	741,408
	1,052,799	2,343,582
Commitments and contingencies (Note 16)
Going concern (Note 1)
Shareholders' equity
Common shares (Note 10): - authorized unlimited
Issued: 68,573,558 (2017 – 58,161,133) common shares	96,656,248	88,121,286
Contributed capital	9,262,684	8,195,075
Deficit	(82,418,397)	(75,449,886)
Accumulated other comprehensive income	710,934	710,934
	24,211,469	21,577,409
	$25,264,268	$23,920,991

Signed "George Liszicasz"	Signed "Bruce G. Wilcox"
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

NXT ENERGY SOLUTIONS INC.
Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)
(Expressed in Canadian dollars)

	For the year ended December 31
	2018	2017	2016
Revenue
Survey revenue (Note 17)	$-	$-	$1,447,269
Expenses
Survey costs, net (Note 18)	1,103,946	1,289,429	1,157,269
General and administrative expenses	3,999,089	4,960,961	5,645,459
Stock based compensation expense (Note 12)	386,154	581,356	790,500
Amortization expense (Notes 5 & 6)	1,790,267	1,897,576	2,104,864
	7,279,456	8,729,322	9,698,008
Other expenses (income)
Interest expense (income), net	(62,004)	4,485	(17,254)
Foreign exchange (gain) loss	(19,852)	69,676	272,713
Intellectual property and other expenses	(43,428)	91,370	218,853
Gain on extinguishment of liability (Note 20)	(185,661)	-	-
	(310,945)	165,531	474,312

Loss before income taxes	(6,968,511)	(8,894,853)	(8,725,051)
Income tax expense
Current	-	75,545	374,511
	-	75,545	374,511

Net Loss and comprehensive Loss	(6,968,511)	(8,970,398)	(9,099,562)
Net Loss per share (Note 11)
Basic	(0.11)	(0.16)	(0.17)
Diluted	(0.11)	(0.16)	(0.17)

The accompanying notes are an integral part of these consolidated financial statements.

NXT ENERGY SOLUTIONS INC.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

	For the year ended December 31
	2018	2017	2016
Operating activities
Comprehensive income (loss) for the period	(6,968,511)	(8,970,398)	(9,099,562)
Items not affecting cash:
Stock based compensation expense (Note 12)	386,154	581,356	790,500
Amortization expense (Notes 5 & 6)	1,790,267	1,897,576	2,104,864
Settlement of payable with shares	-	95,181	-
Non-cash changes to asset retirement obligation	(29,925)	2,283	4,000
Asset Retirement obligation paid	-	(821)	-
Valuation allowance of Bolivian Tax Credits	-	207,682	-
Foreign Exchange	(19,853)	-	-
Amortization of deferred gain on sale of aircraft (Note 16)	(155,301)	(103,534)	-
Deferred rent (Note 16)	(2,919)	(3,018)	(2,917)
Gain on settlement of liabilities (Note 20)	(185,661)	-	-
Change in non-cash working capital balances (Note 15)	(858,170)	829,014	(1,384,499)
	924,592	3,505,719	1,511,948
Net cash used in operating activities	(6,043,919)	(5,464,679)	(7,587,614)
Financing activities
Proceeds from exercise of stock options (Note 10)	5,067	35,994	498,970
Net Proceeds from Rights Offering (Note 10)	-	2,029,867	-
Cost of equity-based transaction with non-employee	-	(6,149)	-
Net Proceeds from Private Placement (Note 10)	9,211,351	-	-
Repayment of capital lease obligation (Note 8)	(39,579)	(36,769)	(34,159)
Net cash from financing activities	9,176,839	2,022,943	464,811
Investing activities
Proceeds from sale / purchase of property & equipment, net	(10,006)	3,133,532	(89,702)
(Increase) in deposits (Note 4)	-	(518,765)	-
Decrease (increase) in restricted cash	-	-	75,000
Increase in short-term investments	(2,950,000)	503,091	602,385
Change in non-cash working capital balances (Note 15)	-	-	(60,187)
Net cash from (used in) investing activities	(2,960,006)	3,117,858	527,496
Net increase (decrease) in cash and cash equivalents	172,914	(323,878)	(6,595,307)
Cash and cash equivalents, beginning of the period	166,618	490,496	7,085,803
Cash and cash equivalents, end of the period	339,532	166,618	490,496
Supplemental information
Cash interest (received)	(58,889)	4,485	16,057
Cash taxes paid	-	72,587	1,634,360

The accompanying notes are an integral part of these consolidated financial statements.

NXT ENERGY SOLUTIONS INC.
Consolidated Statements of Shareholders' Equity
(Expressed in Canadian dollars)

	For the Year ended December 31
	2018	2017	2016
Common Shares
Balance at beginning of the period (Note 10)	$88,121,286	$85,966,393	$85,051,553
Rights Offering ( Note 10)	-	2,029,867	-
Issuance of Common Stock on Private Placement (Note 10)	8,387,451	-	-
Issued upon exercise of stock options (Note 10)	5,067	35,995	498,970
Transfer from contributed capital upon exercise of stock options (Note 10)	6,441	-	415,870
Equity-based transaction with non-employee	-	89,031	-
Finder’s fee (Note 10)	136,003	-	-

Balance at end of the period	96,656,248	88,121,286	85,966,393

Contributed Capital
Balance at beginning of the period	8,195,075	7,613,719	7,239,089
Issuance of warrants on Private Placement (Note 10 and 21)	687,896	-	-
Recognition of stock based compensation expense	386,154	581,356	790,500
Contributed capital transferred to common shares	-	-	-
upon exercise of stock options	(6,441)	-	(415,869)

Balance at end of the period	9,262,684	8,195,075	7,613,719
Deficit
Balance at beginning of the period	(75,449,886)	(66,479,488)	(57,379,926)
Net loss and comprehensive loss for the period	(6,968,511)	(8,970,398)	9,099,562

Balance at end of the period	(82,418,397)	(75,449,886)	(66,479,488)
Accumulated Other Comprehensive Income
Balance at beginning and end of the period	710,934	710,934	710,935
Total Shareholders' Equity at end of the period	$24,211,469	$21,577,409	$27,811,559

The accompanying notes are an integral part of these consolidated financial statements.

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements
As at and for the years ended December 31, 2018 and 2017
(Expressed in Canadian dollars unless otherwise stated)

1. The Company and Going Concern

NXT Energy Solutions Inc. (the "Company" or "NXT") is a publicly traded company based in Calgary, Alberta Canada.

NXT's proprietary Stress Field Detection ("SFD®") technology is an airborne survey system that is used in the oil and natural gas exploration industry to identify subsurface trapped fluid accumulations. These condensed consolidated interim financial statements have been prepared on a going concern basis.  The going concern basis of presentation assumes that NXT will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The events described in the following paragraphs highlight that there is substantial doubt about NXT’s ability to continue as a going concern within one year after the date that these financial statements have been issued.

As a result of the extended duration between revenue bearing contracts, NXT’s balance of Current Assets less Current Liabilities has been declining since the closing of the first tranche of the Private Placement on February 2018.  As a result, the Company’s current and forecasted cash position is not expected to be sufficient to meet its obligations for the 12 month period beyond the date that these financial statements have been issued.

While near term survey prospects are expected to translate into revenue bearing contacts and provide positive contribution to the liquidity position, there are no certainties that these prospects will convert into executed contracts prior to the full depletion of the Company’s cash resources.  In February 2019, the Company signed a Co-operation agreement for which it will receive a non-refundable deposit of $200,000 United States Dollars in April 2019 and in March 2019 signed a contract for the approximate revenue value of $8,900,000 United States Dollars. Advanced payments totaling $300,000 United States dollars have been received in the first quarter of 2019 on the contract and an additional $1,000,000 United States Dollars is contracted to be received in April 2019 upon performing of a 100-line KM pilot survey. The Company is also taken future steps to reduce costs which include evaluating alternatives to reduce aircraft and office costs. In addition, the Advisory Board has been suspended indefinitely and staffing costs are being reduced with new Human Resource policies. If required, further financing options that may be available to the Company include issuance of new equity, debentures or bank credit facilities.  The need for any of these options will be dependent on the timing of securing new contracts and obtaining financing terms that are acceptable to both the Company and the financier.

NXT continues to develop its pipeline of opportunities to secure new revenue contracts. However, the Company’s longer-term success remains dependent upon its ability convert these opportunities into successful contracts and to continue to attract new client projects and expand the revenue base to a level sufficient to exceed fixed operating costs and generate positive cash flow from operations.  The occurrence and timing of these events cannot be predicted with certainty.

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements
As at and for the years ended December 31, 2018 and 2017
(Expressed in Canadian dollars unless otherwise stated)

The consolidated financial statements do not reflect adjustments that would be necessary if the going concern basis was not appropriate.  If the going concern basis was not appropriate for these consolidated financial statements, then significant adjustments would be necessary in the classification and carrying value of assets and liabilities and the reported revenues and expenses.

2. Significant Accounting Policies

Basis of Presentation

These consolidated financial statements for the period ended December 31, 2018 have been prepared by management in accordance with generally accepted accounting principles of the United States of America ("US GAAP").

Consolidation

These consolidated financial statements reflect the accounts of the Company and its wholly owned subsidiaries (all of which are inactive). All significant inter-company balances and transactions among NXT and its subsidiaries have been eliminated and are therefore not reflected in these consolidated financial statements.

Estimates and Judgements

Estimates made relate primarily to the use of the going concern assumption, estimated useful lives, valuation of intellectual property, property and equipment, the measurement of stock-based compensation expense, valuation of deferred income tax assets and estimates for asset retirement obligations. The estimates and assumptions used are based upon management's best estimate. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period when determined. Actual results may differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and short term GICs with an original maturity less than 90 days from the date of acquisition.

Short Term Investments

Short term investments consist of short term GICs, with original maturity dates greater than 90 days and up to one year.

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements
As at and for the years ended December 31, 2018 and 2017
(Expressed in Canadian dollars unless otherwise stated)

Revenue recognition

In May 2014, the US Financial Accounting Standards Board (“FASB”) issued new guidance on accounting for “Revenue from Contracts with Customers”, which supersedes the current revenue recognition requirements and most industry-specific guidance. This new guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

The Company applied the new standard effective January 1, 2018 using the modified retrospective approach. As the Company has generated no revenue 2018 or 2017 the new standard had no significant impact. As the Company enters into new contracts with customers, it will evaluate the recognition of revenue under the new standard.

Revenue from the services is measured based on the consideration specified in contracts with customers, net of sales taxes. NXT recognizes revenue when it satisfies a performance obligation by transferring promised services to a customer. This is generally over time based on a daily basis.

Fair Value of Derivative Instruments

Derivative Instruments

Derivative instruments are recognized on the balance sheet at fair value with any changes in fair value between periods recognized in the determination of net income (loss) for the period. NXT does not apply hedge accounting to any of its derivatives. As at December 31, 2018 and 2017, NXT had no outstanding derivative instruments.

Fair Value Measures

For any balance sheet items recorded at fair value on a recurring basis or non-recurring basis, the Company is required to classify the fair value measure into one of three categories based on the fair value hierarchy noted below.

In Level I, the fair value of assets and liabilities is determined by reference to quoted prices in active markets for identical assets and liabilities that the Company has the ability to assess at the measurement date.

In Level II, determination of the fair value of assets and liabilities is based on the extrapolation of inputs, other than quoted prices included within Level I, for which all significant inputs are observable directly or indirectly. Such inputs include published exchange rates, interest rates, yield curves and stock quotes from external data service providers. Transfers between Level I and Level II would occur when there is a change in market circumstances.

In Level III, the fair value of assets and liabilities measured on a recurring basis is determined using a market approach based on inputs that are unobservable and significant to the overall fair value measurement. Assets and liabilities measured at fair value can fluctuate between Level II and Level III depending on the proportion of the value of the contract that extends beyond the time frame for which inputs are considered to be observable. As contracts near maturity and observable market data becomes available, the contracts are transferred out of Level III and into Level II.

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements
As at and for the years ended December 31, 2018 and 2017
(Expressed in Canadian dollars unless otherwise stated)

Deposits

Deposits consist of security payments made to lessors for the Company’s office and aircraft lease. They are classified as long term if the lease end date is greater than one year.

Property and Equipment

Property and equipment is recorded at cost, less accumulated amortization, which is recorded over the estimated service lives of the assets using the following annual rates and methods:

Computer hardware (including survey equipment)	30% declining balance
Aircraft	10% declining balance
Furniture and other equipment	20% declining balance
Leasehold improvements	10% declining balance

Impairment of Long-Lived Assets

The Company reviews long-lived assets, which includes property, equipment and intellectual property for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. When indictors of impairment exist, the Company first compares the total of the estimated undiscounted future cash flows or the estimated sale price to the carrying value of an asset. If the carrying value exceeds these amounts, an impairment loss is recognized for the excess of the carrying value over the estimated fair value of the asset.

Intellectual Property

Intellectual property acquired is recorded at cost, less accumulated amortization, which is recorded over the estimated minimum useful life of the assets. Intellectual property is also subject to ongoing tests of potential impairment of the recorded net book value.

Research and Development Expenditure

Research and development ("R&D") expenditures incurred to develop, improve and test the SFD® survey system and related components are expensed as incurred. Any intellectual property that is acquired for the purpose of enhancing research and development projects, if there is no alternative use for the intellectual property, is expensed in the period acquired. No significant external R&D was incurred in the years ended 2016, 2017 and 2018.

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements
As at and for the years ended December 31, 2018 and 2017
(Expressed in Canadian dollars unless otherwise stated)

Foreign Currency Translation

The Company's functional currency is the Canadian dollar. Revenues and expenses denominated in foreign currencies are translated into Canadian dollars at the average exchange rate for the applicable period. Shareholders' equity accounts are translated into Canadian dollars using the exchange rates in effect at the time of the transaction. Monetary assets and liabilities are translated into Canadian dollars at the exchange rate in effect at the end of the applicable period. Non-monetary assets and liabilities are recorded at the relevant exchange rates for the period in which the balances arose. Any related foreign exchange gains and losses resulting from these translations are included in the determination of net income (loss) for the period.

Income Taxes

NXT follows the asset and liability method of accounting for income taxes. This method recognizes deferred income tax assets and liabilities based on temporary differences in reported amounts for financial statement and income tax purposes, at the income tax rates expected to apply in the future periods when the temporary differences are expected to be reversed or realized. The effect of a change in income tax rates on deferred income tax assets and deferred income tax liabilities is recognized in income in the period when the tax rate change is enacted. Valuation allowances are provided when necessary to reduce deferred tax assets to the amount that is more likely than not to be realized.

Stock Based Compensation Expense

NXT follows the fair value method of accounting for stock options that are granted to acquire common shares under NXT's stock option plan. Under this method, an estimate of the fair value of the cost of stock options that are granted to employees, directors and consultants is calculated using the Black-Scholes option pricing model and charged to income over the future vesting period of the stock options, with a corresponding increase recorded in contributed capital. Upon exercise of the stock options, the consideration received by NXT, and the related amount which was previously recorded in contributed capital, is recognized as an increase in the recorded value of the common shares of the Company.

Stock based compensation expense related to stock options granted to non-employees is periodically re-measured until the earlier of the completion of their service period or when the vesting period is completed. Changes to the re-measured compensation are recognized in the period of change and amortized over the remaining life of the vesting period in the same manner as the original stock option.

Loss Per Share

Basic loss per share amounts are calculated by dividing net loss by the weighted average number of common shares that are outstanding for the fiscal period. Shares issued during the period are weighted for the portion of the period that the shares were outstanding. Diluted income per share, in periods when NXT has net income, is computed using the treasury stock method, whereby the weighted average number of shares outstanding is increased to include any additional shares that would be issued from the assumed exercise of stock options and common share purchase warrants. The incremental number of shares added under the treasury stock method assumes that outstanding stock options and warrants that are exercisable at exercise prices below the Company's average market price (i.e. they were “in-the-money”) for the applicable fiscal period are exercised and then that number of incremental shares is reduced by the number of shares that could have been repurchased by the Company from the issuance proceeds, using the average market price of the Company’s shares for the applicable fiscal period.

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements
As at and for the years ended December 31, 2018 and 2017
(Expressed in Canadian dollars unless otherwise stated)

No addition to the basic number of shares is made when calculating the diluted number of shares if the diluted per share amounts become anti-dilutive (such as occurs in the case where there is a net loss for the period).

Future Accounting Policy Changes

Leases

In February 2016, the FASB issued new guidance on leases. The new guidance requires lessees to recognize leases on the balance sheet and disclose key information about leasing arrangements.  The new standard establishes a right-of-use (“ROU”) model that requires a lessee to recognize a ROU asset and corresponding lease liability on the balance sheet for all leases longer than 12 months. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement.

The Company will adopt the new standard on its effective date of January 1, 2019. NXT will apply modified retrospective transition approach which it will apply to the new standard to all leases existing at the date of initial application being January 1, 2019. Consequently, financial information for prior periods will not be restated and the disclosures required under the new standard will not be provided for dates and periods before January 1, 2019.

The Company will elect the package of practical expedients which permits entities not to reassess prior conclusions about lease identification, lease classification, and initial direct costs under the rules of the new standard.

The Company believes that the most significant effects of adoption will relate to the recognition of the new ROU assets and lease liabilities on the Company’s balance sheet for its operating leases and providing significant new disclosures about the Company’s leasing activities. On adoption, the Company will recognize ROU assets and related lease liability of approximately $3 million based on the present value of the remaining minimum lease payments for existing operating leases.

3. Short-term investments

Short-term investments consist of Guaranteed Investment Certificates with maturity dates of one year from the date of purchase. For December 31, 2018 interest rates range from 2.10% to 2.15%. For December 31, 2017 the interest rate was 0.70%.

	2018	2017

One year cashable GIC’s	$3,900,000	$950,000
	3,900,000	950,000

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements
As at and for the years ended December 31, 2018 and 2017
(Expressed in Canadian dollars unless otherwise stated)

4. Deposits

Security deposits have been made to the lessors of the office building and the aircraft.

	2018	2017
Building	$43,310	$43,310
Aircraft	517,031	475,455
	560,341	518,765

5. Property and equipment

	Cost	Accumulated	Net book
Year ended December 31, 2018	Base	amortization	value
Survey equipment	$684,890	$628,037	$56,853
Computers and software	1,256,101	1,201,047	55,054
Furniture and other equipment	528,420	504,328	24,092
Leasehold improvements	1,165,108	617,950	547,158
	3,634,519	2,951,362	683,157

	Cost	Accumulated	Net book
For the period ended December 31, 2017	Base	amortization	value
Survey equipment	$684,890	$612,717	$72,174
Computers and software	1,246,095	1,177,653	68,442
Furniture and other equipment	528,420	498,304	30,115
Leasehold improvements	1,165,108	557,154	607,953
	3,624,513	2,845,828	778,685

6. Intellectual property

During 2015, NXT acquired the permanent rights to the SFD® technology for use in the exploration of hydrocarbons from Mr. George Liszicasz and recorded the acquisition as an intellectual property asset on the balance sheet. The asset was recorded at the fair value of the consideration transferred, including the related tax affect, of approximately $25.3 million.

The asset is being amortized on a straight line basis over its estimated useful life of 15 years. The annual amortization expense expected to be recognized in each of the next five years is approximately $1.7 million per year for a 5 year aggregate total of $8.5 million.

	2018	2017
Intellectual property acquired	25,271,000	25,271,000
Accumulated amortization	(5,616,200)	(3,931,467)
	19,654,800	21,339,533

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements
As at and for the years ended December 31, 2018 and 2017
(Expressed in Canadian dollars unless otherwise stated)

7. Accounts payable and accrued liabilities

	2018	2017
Accrued liabilities related to:
Consultants and professional fees	$151,427	$353,333
Board of Directors' fees	22,500	175,000
Deferred gain on sale of aircraft (current)	155,301	155,301
Payroll (wages payable and vacation pay)	47,271	551,110
	376,499	1,234,744
Trade payables and other	123,036	327,650
	499,535	1,562,394

8. Capital lease obligation

	2018	2017
Capital lease obligation	$85,118	$124,697
Less current portion	(42,603)	(39,579)
	42,515	85,118

The capital lease obligation is secured by specific leasehold improvements included in property and equipment, bears interest at a rate of 7.4%, and is repayable as follows:

Year ended December 31:
2019	$42,603
2020	42,515
85,118

9. Asset Retirement Obligation

Asset retirement obligations ("ARO") relate to minor non-operated interests in oil and natural gas wells in which NXT has outstanding abandonment and reclamation obligations in accordance with government regulations. The estimated future abandonment liability is approximately $27,000 which is based on estimates of the future timing and costs to abandon, remediate and reclaim the well sites within the next five years. The net present value of the ARO is as noted below, and has been calculated using an inflation rate of 2.0% and discounted using a credit-adjusted risk-free interest rate of 2.5%.

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements
As at and for the years ended December 31, 2018 and 2017
(Expressed in Canadian dollars unless otherwise stated)

	2018	2017	2016
ARO balance, beginning of the year	56,702	55,240	51,240
Accretion expense	2,069	2,283	4,000
Costs incurred	-	(821)	-
Change in ARO estimates	(31,993)	-	-
ARO balance, end of the year	26,778	56,702	55,240

10. Common shares

The Company is authorized to issue an unlimited number of common shares, of which the following are issued and outstanding:

		As at the Year Ended
	December 31, 2018		December 31, 2017
	# of shares	$ amount	# of shares	$ amount
As at the beginning of the year	58,161,133	$88,121,286	53,856,509	$85,966,393
Shares issued during the year:
Issuance of Common Stock
on the Private Placement (see iii)	10,264,946	8,387,451	-	-
Exercise of stock options	6,667	5,067	7,334	5,710
Rights Offering, net of issue costs (see i)	-	-	4,187,290	2,029,867
Stock options proceeds receivable (see ii)	-	-	-	30,285
Shares for Debt (see ii)	-	-	110,000	89,031
Transfer from contributed capital on the
exercise of stock options (see ii)	-	6,441	-	-
Finder’s Fee	140,812	136,003	-	-
As at the end of the year	68,573,558	96,656,248	58,161,133	88,121,286

	As at the Year Ended
	December 31, 2016
	# of shares	$ amount
As at the beginning of the year	53,306,109	$85,051,553
Shares issued during the year:
Exercise of stock options	565,722	529,255
Stock options proceeds receivable	-	(30,285)
Transfer from contributed capital on the
exercise of stock options	-	415,870
Return to Treasury of
exercised stock options	(15,322)	-
As at the end of the year	53,856,509	85,966,393

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements
As at and for the years ended December 31, 2018 and 2017
(Expressed in Canadian dollars unless otherwise stated)

i) On November 3, 2017, NXT closed the Rights Offering that had been announced to existing shareholders on September 26, 2017. The Company issued 4,187,290 common shares a price of $0.50 per common share, for aggregate gross proceeds of $2,093,645. Share issue costs of $63,778 were recorded as a reduction to share capital.

Approximately 53% of the Rights Offering, being 2,237,607 shares were issued in the basic subscription, of which 680,856 shares were issued to insiders of the Company and 1,556,751 shares were issued to others. A total of 1,949,683 shares were applied for under the additional subscription provision, all of which were issued to non-insiders representing 47% of the Rights Offering.

ii) During 2017, the Company settled certain accounts payable to a consultant totaling $78,980 by way of issuing 110,000 common shares at a price per share of $0.718. The cost of issuing these shares of $6,149 were recorded as a reduction to share capital. Also, at December 31, 2016, a reduction of $16,200 in the common share capital balance was made in respect of shares that had been repurchased by the Company and held in trust. These shares were issued to the Consultant in lieu of fees that were incurred in 2017.

iii) In July 2018, the company completed the private placement. In total, the Subscriber purchased 10,264,946 Units at a price of $0.924 per Unit for total gross proceeds of approximately $9,484,810.

As a result of the Private Placement, a total of 10,264,946 common shares and a total of 3,421,648 warrants were issued to the Subscriber. The allocation of gross proceeds was $8,766,039 to the common shares and $718,771 to the share purchase warrants, less share issuance costs of $407,429. The fair value of the warrants was calculated using the Black-Scholes pricing model with the following assumptions: (i) dividend yield of 0%, (ii) estimated volatility of 65%, (iii) risk-free interest rate of 1.68% based on the Canada 1-Year Treasury Bill Yield and (iv) and expected life of 1 year. As of the date of these financial statements the Company has received conditional approval from the TSX to extend the warrants to February 16, 2020, subject to shareholder approval. See Note 21 for further details.

The Subscriber now holds approximately 20.0% of the Company's 68,573,558 outstanding common shares including common shares issuable through the exercise of its warrants.

A finder’s fee of 3% of the total amount of the Private Placement, which was paid one half in shares and one half in cash during the third quarter.

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements
As at and for the years ended December 31, 2018 and 2017
(Expressed in Canadian dollars unless otherwise stated)

11. Loss per share

	2018	2017	2016
Comprehensive loss for the period	(6,968,511)	(8,970,398)	(9,099,562)

Weighted average number of shares
outstanding for the year:
Basic and Diluted	65,455,325	54,523,113	53,526,155

Net Income (loss) per share – Basic & diluted	(0.11)	(0.16)	(0.17)

In periods in which a loss results, all outstanding stock options are excluded from the fully diluted loss per share calculations as their effect is anti-dilutive.

12. Stock options

The following is a summary of stock options which are outstanding as at December 31, 2018:

			Average remaining
Exercise price	# of options	#of options	contractual
per share	outstanding	exercisable	life (in years)
$0.59	150,000	50,000	4.8
$1.35	236,900	236,900	1
$1.39	22,500	22,500	0.5
$1.45	37,500	37,500	3
$1.48	37,500	37,500	2.5
$1.50	50,000	50,000	2.6
$1.57	30,000	30,000	1.1
$1.61	25,000	25,000	0.1
$1.67	150,000	150,000	0.9
$1.73	92,600	92,600	1.9
$1.82	165,000	165,000	1.8
$2.10	300,000	300,000	1.7
	1,297,000	1,197,000	1.9

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements
As at and for the years ended December 31, 2018 and 2017
(Expressed in Canadian dollars unless otherwise stated)

A continuity of the number of stock options which are outstanding as at the current period ending December 31, 2018 and as at the prior fiscal year ended December 31, 2017 is as follows:

	For the year ended		For the year ended
	December 31, 2018		December 31, 2017
		weighted		weighted
	# of stock	average	# of stock	average
	options	exercise price	options	exercise price
Options outstanding, start of the period	1,648,667	1.60	3,221,001	1.33
Granted	1,150,000	1.06	-	-
Exercised	(6,667)	0.76	(7,334)	0.76
Expired	(65,000)	1.17	(1,190,000)	0.91
Forfeited	(1,430,000)	1.18	(375,000)	1.48
Options outstanding, end of the period	1,297,000	1.35	1,648,667	1.60
Options exercisable, end of the period	1,197,000	1.41	1,268,867	1.59

Stock options granted generally expire, if unexercised, five years from the date granted and entitlement to exercise them generally vests at a rate of one-third at the end of each of the first three years following the date of grant.

Stock based compensation expense (“SBCE”) is calculated based on the fair value attributed to grants of stock options using the Black-Scholes valuation model and utilizing the following weighted average assumptions:

Year ended	2018	2017	2016
Expected dividends paid per common share	Nil	-	Nil
Expected life in years	5	-	5
Expected volatility in the price of common shares	65%	-	85%
Risk free interest rate	1.75%	-	0.75%
Weighted average fair market value per share at grant date	$0.59	-	$0.99
Intrinsic (or "in-the-money") value per share of options exercised	$0.33	-	$0.45

The unamortized portion of SBCE related to the non-vested portion of stock options, which will be recognized in 2019 to 2020 is approximately $28,000.

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements
As at and for the years ended December 31, 2018 and 2017
(Expressed in Canadian dollars unless otherwise stated)

13. Financial instruments

1) Non-derivative financial instruments:

The Company's non-derivative financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable, accounts payables and accrued liabilities and capital leases. The carrying value of these financial instruments approximates their fair values due to their short terms to maturity. NXT is not exposed to significant interest or credit risks arising from these financial instruments. NXT is exposed to foreign exchange risk as a result of periodically holding foreign denominated financial instruments. Any unrealized foreign exchange gains and losses arising on such holdings are reflected in earnings at the end of each period.

2) Derivative financial instruments

As at December 31, 2018, 2017 and 2016 the Company held no derivative financial instruments.

14. Income Tax Expense

NXT periodically earns revenues while operating outside of Canada in foreign jurisdictions. Payments made to NXT for services rendered to clients and branch offices in certain countries may be subject to foreign income and withholding taxes. Such taxes incurred are only recoverable in certain limited circumstances, including potential utilization in Canada as a foreign tax credit, or against future taxable earnings from the foreign jurisdictions.

For the year ended December 31, 2018, NXT recorded foreign income and withholding taxes of $0 (2017 - $75,545).

Income tax expense is different from the expected amount that would be computed by applying the statutory Canadian federal and provincial income tax rates to NXT's income (loss) before income taxes as follows:

	2018	2017	2016
Net loss before income taxes	(6,968,511)	(8,894,853)	(8,725,051)
Canadian statutory income tax rate	27%	27%	27%
Income tax (recovery) at statutory income tax rate	(1,881,509)	(2, 401,610)	(2,355,764)
Effect of non- deductible expenses and other items:
Stock-based compensation and other expenses	99,919	156,966	223,463
Change in statutory tax rates	-	962,486	-
Foreign exchange adjustments	(131,555)	110,121	112,581
Foreign tax credit benefit	-	-	(256,500)
Non-taxable portion of capital gain	-	(50,525)	-
Other	(221,978)	91,668	(271,676)
	(2,135,122)	(1,130,894)	(2,547,896)
Change in valuation allowance	2,135,122	1,130,894	2,547,896
	-	-	-
Income taxes in foreign jurisdictions	-	75,545	374,511
Income tax expense (recovery)	-	75,545	374,511

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements
As at and for the years ended December 31, 2018 and 2017
(Expressed in Canadian dollars unless otherwise stated)

On December 22, 2017, The Tax Cuts and Jobs Act (the “Act”) was enacted in the United States. This has resulted in a decrease in the US Federal tax rate from 35% to 21%.

A valuation allowance has been provided for the potential financial statement value of the Company’s deferred income tax assets, due to uncertainty regarding the amount and timing of their potential future utilization, as follows:

	2018	2017	2016
Net operating losses carried forward:
Canada (expiration dates 2027 to 2039)	9,563,701	8,180,209	6,747,506
USA (expiration dates 2020 to 2026)	1,569,976	1,443,729	2, 575,389
Timing differences on property & equipment
and financing costs	2,109,557	2,012,709	1,789,311
SRED Expenditures	396,020	215,303	215,303
Foreign Tax Credit	371,133	371,133	371,133
	14,010,387	12,223,083	11,059,946
Intellectual property	(5,306,796)	(5,761,674)	(6, 216,552)
	8,703,591	6,461,409	5,482,090
Less valuation allowance	(8,703,591)	(6,461,409)	(5,482,090)
	-	-	-

15. Change in non-cash working capital

The changes in non-cash working capital balances are comprised of:

	For the year ended December 31
	2018	2017	2016
Accounts receivable	(1,252)	(61,657)	604,448
Work in-progress	-	-	404,840
Prepaid expenses and deposits	42,204	59,439	93,595
Accounts payable and accrued liabilities	(898,922)	986,430	(587,819)
Income taxes payable	(201)	103	(1,253,028)
Deferred gain	-	(155,301)	-
Deferred revenue	-	-	(706,722)
	(858,170)	829,014	1,444,686

Portion attributable to:
Operating activities	(858,170)	829,014	(1,384,499)
Financing activities	-	-	-
Investing activities	-	-	(60,187)
	(858,170)	829,014	(1,444,686)

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements
As at and for the years ended December 31, 2018 and 2017
(Expressed in Canadian dollars unless otherwise stated)

16. Commitments and contingencies

Aircraft and Office premises lease

NXT has an operating lease commitment on its Calgary office space for a 10 year term ending in 2025 at an estimated minimum monthly lease payment of $48,243 (including management fees and operating costs).

The leaseback of NXT’s aircraft is an operating lease with a minimum term of 60 months and monthly lease payments of approximately US$39,500. In April 2017, NXT completed a sale and leaseback agreement of its aircraft with a Calgary based international aircraft services organization (the “Lessor”). The terms of the agreement resulted in NXT selling its Cessna Citation aircraft that was purchased in 2015 for US$2,000,000 for the sum of US$2,300,000. NXT has leased the aircraft over an initial term of 60 months and retains all existing operating rights and obligations.

Net proceeds to NXT from the sale were approximately CAD$2,700,000, after payment of all commissions and fees. The net book value of the asset of $2.4 million was derecognized and the resulting gain on disposition of CAD$776,504 was deferred ($621,203 included in long term liabilities and $155,301 included in accounts payable and accrued liabilities). The gain will be recognized as a reduction to the Company’s lease expense over the 60 month term of the lease. The resulting leaseback transaction is an operating lease. NXT has the option to extend the term of the lease by an additional two years. Should NXT want to repurchase the aircraft at the end of the initial lease term, the purchase price is US$1.45 million. The estimated future minimum annual commitments for these leases are as follows as at December 31, 2018:

Fiscal year ending December 31	Office Premises	Aircraft
2019	578,914	646,631
2020	581,892	646,631
2021	590,823	646,631
2022	590,823	161,657
2023	590,823	-
	2,933,275	2,101,550
Thereafter, 2023 through 2025	1,033,941	-
	3,967,216	2,101,550

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements
As at and for the years ended December 31, 2018 and 2017
(Expressed in Canadian dollars unless otherwise stated)

Deferred charges of $79,730 as at December 31, 2018 relates to the valuation of an initial free-rent period received on the office lease in 2015. This balance is being amortized as a reduction of general and administrative expense over the remaining term of the lease commitment.

17. Geographic information

NXT conducts all of its survey operations from its head office in Canada, and occasionally maintains administrative offices in foreign locations if and when needed. NXT has no long term assets outside of Canada.

Revenues in 2016 were derived almost entirely from a single client.

Revenues were derived by geographic area as follows:

	2018	2017	2016
South and Central America (Bolivia)	$-	$-	1,447,269
North America	-	-	-
	-	-	1,447,269

18. Survey Expenses

Survey Expenses include the following:
	2018	2017	2016
Aircraft Operations
Charter Hire Revenue Earned	(698,211)	(470,982)	(564,505)
Lease payments	454,729	304,410	-
Operating Expenses	1,347,428	1, 084,432	1,185,359
	1,103,946	917,860	620,854
Survey Projects	-	371,569	536,331
	1,103,946	1, 289,429	1,157,185

19. Other related party transactions

One of the members of NXT’s Board of Directors is a partner in a law firm which provides legal advice to NXT. Legal fees (including costs related to share issuance) incurred with this firm were as follows:

2018	2017	2016
$249,218	$172,199	$62,645

Accounts payable and accrued liabilities includes a total of $5,999 ($120,479 as at December 31, 2017) payable to this law firm.

In addition, accounts payable and accrued liabilities includes $7,461 ($14,210 as at December 31, 2017) related to re-imbursement of expenses owing to Officers of NXT.

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements
As at and for the years ended December 31, 2018 and 2017
(Expressed in Canadian dollars unless otherwise stated)

20. Gain on Extinguishment of Liability

During the year NXT determined that liabilities it had recorded before 2005 were no longer payable. As a result a gain of $185,661 has been recognized on the extinguishment of the liability. No cash was paid.

21. Subsequent Event

Co-operative Agreement and Warrant Extension

In February 2019, NXT entered into a Co-operative Agreement with one of its largest shareholders, Alberta Green Ventures (“AGV”), to propose up to three SFD® surveys within two years. The Co-operative Agreement is based on a cost plus formula and a gross overriding royalty interest in oil and gas production arising on lands subject to the surveys.

Under the Agreement, NXT and AGV will consider at least two SFD® Surveys in North America and an additional one internationally. The first SFD® Survey is to be completed by August 31, 2019 and the fees payable by AGV are partially secured by a $200,000 United States Dollars non-refundable deposit payable within two months of signing the agreement. AGV has committed to completing an exploration drilling program on each of the lands subject to the SFD® surveys within two years of completion of the surveys.

As part of the consideration for the agreement, NXT has agreed to seek approval for a 12-month extension of the expiry date of certain common share purchase warrants held by AGV. The TSX has granted conditional approval to the extension, subject to disinterested shareholder approval. NXT intends to table a resolution for the approval of disinterested shareholders at the 2019 Annual Shareholder Meeting of the NXT to ratify a twelve (12) month extension of AGV’s 3,421,648 warrants (“Warrants”) to February 16, 2020. If approved, each Warrant entitles the holder to acquire one Common Share at an exercise price of $1.20 for an additional twelve months to February 16, 2020. The date of the Annual Shareholder Meeting is June 24, 2019. Until the extension is approved by shareholders at the meeting, the warrants will not be exercisable by AGV. If the extension is not approved, then the warrants will terminate.

Sales Representative Agreement and Contingent Private Placement

NXT has entered into a three year exclusive sales representative agreement with AGV, in nine jurisdictions in the Middle East and Latin America. Contingent on achieving a $2,000,000 United States Dollars sales quota in the first year of the sales representative agreement term, AGV will be granted an at-market subscription right to purchase treasury shares of NXT in a dollar amount equal to 25% of the contracts introduced by AGV to NXT in the first year of the Agreement, up to a maximum of $5,000,000 United States Dollars, subject to approval from the TSX.

Sales Contract

NXT has signed a contract to provide up to 5,000-line kms of SFD® surveys for a value of approximately $8,900,000 United States Dollars. Data acquisition operations for this contract are expected to commence in early April 2019. The SFD® surveys are expected to be completed within four months. NXT’s recommendations on the SFD® survey data for this project are planned to be delivered before the end of the third quarter of 2019. A restricted deposit of $300,000 United States Dollars was received by NXT in March 2019.